(212) 574-1206
February 3, 2006
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sara W. Dunton

Re:	Euroseas Ltd.
Registration Statements on Form F-1 (File No. 133-129145)
and Form F-4 (File No. 133-129144)
Dear Ms. Dunton:
     Seward & Kissel LLP represents Euroseas Ltd., a Marshall Islands company (the “Company”), in connection with Euroseas’ revised Registration Statements on Form F-1 and Form F-4, filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2006. By telephone conversations on February 2, 2006 (the “Additional Comments”), the Staff of the Commission (the “Staff”) provided the Company with two comments on the Registration Statements. Specifically, the Staff advised the Company to revise the language in the consent of Hall & Co. which appears as Exhibit 23.4 to the F-4. The Staff also advised the Company to include the stock price of Euroseas common stock on the cover page of the prospectus included in the F-1.
     In response to the Additional Comments, the Company has prepared and filed with the Commission pre-effective Amendment No. 4 to the Form F-1, pre-effective Amendment No. 4 to the Form F-4 and this letter. The purpose of this letter is to aid your review of each Amendment No. 4 by responding to each of the Additional Comments and, when appropriate, identifying the location of the changes or additions made in each Amendment No. 4. The Company advises the Staff that in response to the Additional Comments, the Company has filed Amendment No. 4 to the F-4 which contains the revised consent of Hall & Co. The F-4 also includes updated consents of the other accountants to reflect today’s date. The Company further advises the Staff that it has also supplemented the disclosure on the cover page and page 1 of the prospectus in Amendment No. 4 to the F-1 to disclose the stock price of Euroseas, determined as set out therein.

page. This Amendment also contains an updated consent of the accountants to reflect today’s date.
     The Company thanks the Staff for its close attention to the Registration Statements. Please feel free to contact the undersigned at (212) 574-1206 or Craig A. Sklar of this office at (212) 574-1386 with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP
By:	/s/ Lawrence Rutkowski

Lawrence Rutkowski Partner

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